November 8, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Growth Capital Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-260728

Ladies and Gentlemen:

On November 3, 2021, Growth Capital Acquisition Corp., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-260728) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the registration of Company’s common stock and warrants in specified primary and secondary offerings.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Please feel free to contact Jeffrey W. Rubin, legal counsel to the Company, at 212-370-1300 or via email at jrubin@egsllp.com if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Growth Capital Acquisition Corp.

By:	/s/ George Syllantavos
Co-Chief Executive Officer